Exhibit 10.13

February 27, 2009

Gadi Shamia

2012 Famdon Avenue

Los Altos, CA 94024

Dear Gadi:

I am pleased to extend to you an offer of employment with ReachLocal, Inc. (the “Company”) as General Manager, BizHub. Initially, you will be reporting to the Company’s Chief Executive Officer, or such other person as the Company may from time to time determine. With your talent and experience, we look forward to you joining ReachLocal, Inc.

Now, let me clarify the following important points:

1. Commencement Date: Your commencement date will be March 2, 2009.

2. Compensation:

a. Base Salary: While employed by the Company, you will be paid a base salary at the rate of $20,000 per month (“Base Salary”), which annualizes to $240,000 per year. Your Base Salary will be payable in accordance with the Company’s normal payroll procedures. Your Base Salary is subject to modification during your employment in accordance with the Company’s practices, policies, and procedures.

b. Bonus Compensation. For 2009, you will eligible for a target bonus of 25% of your Base Salary, which amount shall be pro rated to reflect that you are only working for part of 2009. The determination as to your eligibility for the bonus will be based on your satisfactory achievement of milestones related to the launch of the BizHub operation. Shortly., after your commencement, you and the Chief Executive Officer shall determine the milestones to be achieved for 2009, which shall include both quantitative and qualitative objectives. The determination as to whether such objectives have been met, in whole or in part, shall be subject to the sole discretion of the Company. The bonus will be payable in accordance with the Company’s end-of-year bonus payroll procedures. Your target bonus for subsequent years shall be determined in the sole discretion of the Company.

c. Equity Compensation: Subject to approval of the Company’s Board of Directors and its shareholders, to the extent necessary, you will be granted a stock option to purchase 187,500 shares of Common Stock of the Company at an exercise price as such shall be determined by the Board of Directors at the time of the grant. Such option shall be subject to the terms and conditions of the Company’s Stock Option Plan and related Stock Option Agreement. The stock options will vest according to the following schedule: 25% will vest on the first anniversary of your commencement date, with the remaining 75% vesting in equal increments on a monthly basis over the next thirty-six (36) months, such that the options will be fully vested after four (4) years. Upon the termination of your employment, vesting will cease.

In the event of a termination of your employment with the Company (or any successors thereto) without Cause (as this term and other defined terms are defined below) within six (6) months following a Change of Control, the vesting on this stock option shall be accelerated by six (6) months (or shall became fully vested if less than six (6) months of vesting remains). As an example, if you are terminated without Cause within six (6) months after a Change of Control eighteen (18) months after your commencement date, the vesting on this stock option will be accelerated as if you had been employed by the Company for twenty-four (24) months.

3. Severance. In the event that you incur a Separation from Service by reason of an Involuntary Termination, you shall be entitled to the following payments and benefits:

(i) a cash payment equal to 50% of your Base Salary as in effect at the time of the Termination Date paid to you for the six full calendar months immediately prior to the Termination Date, payable ratably in substantially equal installments over six months following the Termination Date on the Company’s standard bi-monthly payroll dates and otherwise in accordance with the Company’s standard payroll practices as in effect from time to time, and

(ii) so long as you timely elect health benefits continuation pursuant to COBRA, payment by the Company of the applicable premiums for such continuation coverage under COBRA (payable as and when such payments become due) during the period commencing on the Termination Date and ending on the earliest to occur of (a) the six month anniversary of the Termination Date, (b) the expiration of your eligibility for benefits under COBRA, and (c) the date on which you and your covered dependents, if any, become eligible for health insurance coverage through another source.

In order to be eligible to receive the foregoing benefits, you must, within 21 days following the Termination Date, execute a general waiver and release, which includes certain representations, in a form reasonably acceptable to the Company, and such general waiver and release must become effective in accordance with its terms. The Company, in its sole discretion, may modify its form of the required general waiver and release to comply with applicable law and will determine the form of the required waiver and general release.

Notwithstanding the foregoing, no compensation or benefits, including without limitation any severance payments or benefits described above, shall be paid to you during the 6-month period following your Separation from Service if the Company determines that paying such amounts at the time or times indicated in this letter would be a prohibited distribution under Section 409A(a)(2)(B)(i) of the Code. If the payment of any such amounts is delayed as a result of the previous sentence, then on the first business day following the end of such 6-month period (or such earlier date upon which such amount can be paid under Section 409A of the Code without resulting in a prohibited distribution, including as a result of your death), the Company shall pay you a lump-sum amount equal to the cumulative amount that would have otherwise been payable to you during such period, plus interest credited at the applicable federal rate in effect as of the Termination Date provided for in Section 7872(f)(2)(A) of the Code.

4. Defined Terms:

a. “Cause” will exist if you are terminated by the Company for any of the following reasons: (i) your willful failure to substantially perform your duties and responsibilities to the Company, (ii) your commission of any act of fraud, embezzlement, dishonesty or any other willful misconduct that has caused material injury to the Company, (iii) your unauthorized use or disclosure of any proprietary information or trade secrets of the Company or any other party to which you owe an obligation of nondisclosure as a result of your relationship with the Company, (iv) your willful material breach of any of your obligations under any written agreement or covenant with the Company, or (v) conviction of, or plea of “guilty” or “no contest” to, a felony under the laws of the United States or any state thereof, to the material detriment of the Company.

b. “Change in Control” shall mean a merger or consolidation of the Company with or into another corporation, entity or person, or the sale of all or substantially all of the Company’s assets to another corporation, entity or person, where after such merger, consolidation or sale of assets, less than 50% of the capital stock or equity interests in such other corporation, entity or person are owned by persons who owned the capital stock of the Company immediately before such merger, consolidation or sale of assets; provided, however, that neither a transaction whose sole purpose is to change the state of the Company’s incorporation nor an equity financing or series of related transactions in which the Company is the surviving corporation shall constitute a “Change in Control.”

c. “Code” means the Internal Revenue Code of 1986, as amended.

d. “Disability” means any medically determinable physical or mental impairment that can reasonably be expected to result in death or that has lasted or can reasonably be expected to last for a continuous period of not less than twelve (12) months and that renders you unable to perform effectively your duties to the Company.

e. “Good Reason” shall mean the your resignation from employment within 90 days after the occurrence of one of the following events without your express written consent, provided, however, that you must provide written notice to the Company within 60 days after the initial occurrence of the event allegedly constituting Good Reason, and the Company shall have 30 days after such notice is given to cure: (i) a material diminution in your title, authority or responsibility with the Company; provided, that neither a mere change in title alone nor reassignment following a Change in Control to a position that is substantially similar to the position held prior to the Change in Control shall constitute a material diminution in authority or responsibility, (ii) a material reduction in your then-current Base Salary; provided, however, that in no event shall a reduction of less than 15% be deemed material; provided, further, that an across-the-board reduction in salary level of all other employees in positions similar to yours by the same percentage amount as part of a general salary level reduction shall not constitute “Good Reason,” (iii) a material breach by the Company of any employment agreement with you or (iv) a material relocation by the Company of your primary place of work; provided, however, that in no event shall a relocation of less than 40 miles be deemed material.

f. “Involuntary Termination” means any termination of your employment with the Company (or its successor) (i) by the Company (or its successor) for any reason other than Cause or your death or Disability or (ii) by you with Good Reason.

g. “Separation from Service” means a “separation from service” from the Company within the meaning of Section 409A(a)(2)(A)(i) of the Code and Treasury Regulation Section 1.409A-l(h).

5. Benefits: As an employee, you will be entitled to participate in a Company-sponsored medical and dental plan. Coverage under these plans begins the first day of the first month after thirty (30) days following that of your Commencement Date. The Company shall have the right, in its sole discretion, to amend or delete any benefit plan or similar arrangement made available to you by the Company. Until such time as you are covered under the Company’s medical plan, the Company shall reimburse you for an amount not to exceed $1270 per month to cover your health care costs, upon delivery of receipts or invoices for such coverage. You acknowledge that the foregoing reimbursement may be considered taxable income to you.

6. Employment Status: Your employment with the Company will be on an “at-will” basis, meaning that your employment is not for a specified period of time and can be terminated by you or the Company at any time, with or without cause and with or without notice.

7. Conditions to Employment: Your offer of employment is contingent upon the completion of a) the Company’s employment application (including the consent forms associated with the background check) and b) a background check, which includes criminal investigation. For purposes of federal immigration law, you will be required to provide to the Company documentary evidence of your identity and eligibility for employment in the United States. You will also be required to sign the Company’s Employment, Confidential Information, and Invention Assignment Agreement (the “Non-Disclosure Agreement”) and the Company’s Arbitration Agreement. Such documentation must be provided to us within three (3) business days of your date of hire, or our employment relationship with you may be terminated.

Furthermore, in your work for the Company, you will be expected not to use or disclose any confidential information, including trade secrets, of any former employer or other person to whom you have any obligation of confidentiality. You agree that you will not bring onto Company premises any unpublished documents or property belonging to any former employer or other person to whom you have an obligation of confidentiality.

You will also adhere to all enforceable post-termination restrictive covenants (such as non-solicit obligations) that you may be subject to as the result of your agreements with any prior employers and you have provided the Company with copies of any such agreements in advance of signing this letter.

During our discussions about your proposed job duties, you assured the Company that you would be able to perform those duties within these guidelines. You further acknowledged that failure to comply with these requirements may subject you to discipline, up to an including termination.

To indicate your acceptance of the Company’s offer, please sign and date this letter in the space provided below and return it within two (2) business days of this letter’s date.

We look forward to working with you.

Sincerely,

ReachLocal, Inc.

By:	/s/ Zorik Gordon
Zorik Gordon
Chief Executive Officer

By signing this letter, you acknowledge that the terms described in this letter, together with the Non-Disclosure Agreement and the Arbitration Agreement, sets forth the entire understanding between us and supersedes any prior representations or agreements, whether written or oral; there are no terms, conditions, representations, warranties or covenants other than those contained herein. No term or provision of this letter the Non-Disclosure Agreement and the Arbitration Agreement may be amended waived, released, discharged or modified except in writing, signed by you and an authorized officer of the Company, except that the Company may, in its sole discretion, adjust salaries, incentive compensation, benefits, job titles, locations, duties, responsibilities, and reporting relationships.

ACKNOWLEDGED AND AGREED:

THIS 7 DAY OF March, 2009

/s/ Gadi Shamia
Gadi Shamia